COURSERA, INC.
2440 West El Camino Real, Suite 500
Mountain View, California 94040

March 6, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Re:	Coursera, Inc. Registration Statement on Form S-4 File No. 333-293728
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-293728) (the “Registration Statement”) of Coursera, Inc., so that such Registration Statement will be declared effective as of 4:00 p.m. (Eastern Time) on March 10, 2026, or as soon thereafter as practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wachtell, Lipton, Rosen & Katz, by calling Kyle Diamond at (212) 403-1077.
Thank you for your assistance in this matter.

Sincerely,

COURSERA, INC.

/s/ Alan B. Cardenas
Alan B. Cardenas
Senior Vice President, General Counsel and Secretary

cc: Ronald C. Chen, Wachtell, Lipton, Rosen & Katz Kyle Diamond, Wachtell, Lipton, Rosen & Katz